                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         ISSUER TENDER OFFER STATEMENT

                                SCHEDULE 13E-4


                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 6)


                        CinemaStar Luxury Theaters, Inc.
                                (Name of Issuer)

                        CinemaStar Luxury Theaters, Inc.
                      (Name of Person(s) Filing Statement)

                Redeemable Warrants Expiring on February 6, 2000
                         (Title of Class of Securities)
                                 172-44-C-11-1
                     (CUSIP Number of Class of Securities)

                             Ronald P. Givner, Esq.
                     Jeffer, Mangels, Butler & Marmaro LLP
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)


                               September 24, 1996


                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

Calculation of Filing Fee

-----------------------------------------------------------------------------
            Transaction Valuation              Amount of Filing Fee
                $35,437,500*                     $7,087.50 - paid
-----------------------------------------------------------------------------

        [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the



*/ The Redeemable Warrants are being modified to allow for the exercise at $4.50* per Redeemable Warrant for one share of Common Stock and one Class B Warrant. Pursuant to Rule 457(g), the filing fee is based on the market price for the Common Stock ($7.50) as determined by Rule 457(c) and Rule 0-11(a)(4), times 4,735,000 Redeemable Warrants.

*  Estimated for purposes of calculating the filing fee.

offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. CinemaStar Luxury Theaters, Inc. Form SB-2 Registration Statements (333-4422) filed May 3, 1996 and Form SB-2 Registration Statement (33-86716).



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ITEM 1. SECURITY AND ISSUER.

                 (a) The name of the issuer is: CinemaStar Luxury Theaters, Inc. ("CinemaStar"). The address of the issuer's principal executive office is 431 College Boulevard, Oceanside, California 92057.

                 (b) Redeemable Warrants to purchase Common Stock expiring on February 6, 2000 and currently exercisable at $6.00 per underlying share (the "Redeemable Warrants"). There are 4,725,000 Redeemable Warrants outstanding, none of which are held by officers or directors of CinemaStar. Additional Redeemable Warrants would be issued upon exercise of the Representative's Warrants issued in the initial public offering. This Schedule 13E-4 relates to temporarily reducing the exercise price of the Redeemable Warrants to $3.50 and issuing one Class B Warrant upon exercise of each Redeemable
Warrant. See in general Exhibit A hereto, the Prospectus of CinemaStar dated September 24, 1996 (the "Prospectus"), particularly the section "The Offer" and "Description of Securities". (For information on the Common Stock, Redeemable Warrants and Class B Warrants, the information in the Prospectus under "Description of Securities" is hereby incorporated herein by reference.)

                 (c) The information from the section captioned "Market Prices" in the Prospectus concerning the principal market in which the Redeemable Warrants are traded is incorporated herein by reference.

                 (d)     Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 (a)     Not applicable.

                 (b)     Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFICE AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

                 Information concerning the purpose of the subject tender offer and the planned disposition of the securities is incorporated herein by reference to the section captioned "The Offer - Purpose of the Offer" in the Prospectus. Except as described in the Prospectus, there are no present plans or proposals which relate to or would result in:

                 (a) The acquisition of additional securities of CinemaStar or the disposition of securities of CinemaStar;

                 (b) An extraordinary corporate transaction, such as a liquidation, involving CinemaStar or any of its subsidiaries;

                 (c) A sale or transfer of a material amount of assets of CinemaStar or any of its subsidiaries;

                 (d) Any change in the present Board of Directors or management of CinemaStar, including, but not limited to, any plans or proposals to change the number or the terms of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;





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                 (e)     Paying dividends or changing the dividend policy or
indebtedness or capitalization of CinemaStar;

                 (f) Any other material change in CinemaStar, its corporate structure or business;

                 (g) Changing CinemaStar's Articles of Incorporation or By-Laws or taking other actions which might impede the acquisition of control of CinemaStar by any person;

                 (h) Causing a class of equity security of CinemaStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                 (i) Causing a class of equity security of CinemaStar to become eligible for termination of registrant pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                 (j) Causing the suspension of CinemaStar's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1933, as amended.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

                 Neither CinemaStar nor, to the best knowledge of CinemaStar, any of the executive officers or directors of CinemaStar or its subsidiaries, or any associate of any of the foregoing, has engaged in any transactions involving the Redeemable Warrants during the 40 business days prior to the date hereof except as set forth in the section captioned "The Offer - Recent Transaction" in the Prospectus which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

                 Neither CinemaStar nor, to the best knowledge of the CinemaStar, any of its executive officers, directors or affiliates is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the tender offer with respect to securities of the CinemaStar which would require disclosure under applicable rules and regulations of the Securities Exchange Act of 1934, as amended.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                 Information concerning persons retained or employed to make solicitations in connection with the subject tender offer is incorporated herein by reference to the section captioned "The Offer - Solicitation of Tenders" in the Prospectus.

ITEM 7. FINANCIAL INFORMATION.

                 (a) See the Financial Statements in the Prospectus which are hereby incorporated herein by reference. See also the information in the Prospectus under the headings "Prospectus Summary - Summary Financial Data" and "Market Prices" incorporated herein by reference.

                 (b)     Not applicable.





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ITEM 8. ADDITIONAL INFORMATION.

                 (a) Neither the CinemaStar nor, to CinemaStar's knowledge, any of its executive officers, directors or affiliates is a party to any present or proposed contract, arrangement, understanding or relationship between then and the CinemaStar that is material to a decision by holders of Redeemable Warrants to accept or reject the tender offer.

                 Other than the information contained in the Preliminary Prospectus, there is no additional material information which is necessary to make the above requirement statements, in light of the circumstances under which they were made, not materially misleading.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

                 (a)-1 The Prospectus, dated September 24, 1996 to Registration Statement on Form SB-2 (File No. 333-4422)(1).

                 (a)-1(a) Prospectus, Supplement dated October 25, 1996.(4)

                 (a)-1(b) Prospectus Supplement dated November 8, 1996.*

                 (a)-2    Letter to Holders of Redeemable Warrants. (3)

                 (a)-3    Letters to Brokers, et al. (3)

                 (a)-4    Letter to Clients. (3)

                 (a)-5    Notice of Guaranteed Delivery. (3)

                 (a)-6 Class B Warrant Agreement (with form of certificate attached). (3)

                 (a)-7    Warrant Solicitation Agreement with Form of
                          Warrant. (3)

                 (a)-8    Press Release dated October 24, 1996.(4)

                 (a)-9    Press Release dated November 8, 1996.*

                 (b)      Not applicable.

                 (c)      Not applicable.

                 (d)      Not applicable.

                 (e)      Not applicable.

                 (f)      See Exhibit (a)-1.

_______________________________

  * Filed herewith

(1) Incorporated by reference to the Rule 424(b)(3) Prospectus dated September 24, 1996 to Registration Statement No. 333-4422 on Form SB-2.

(2) Incorporated by reference to Exhibit 4.6 to Amendment No. 3 to Registration Statement No. 333-422 on Form SB-2.

(3) Filed with Amendment No. 4.

(4) Filed with Amendment No. 5.





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                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November 8, 1996               CINEMASTAR LUXURY THEATERS, INC.


                                       By: /s/ John Ellison, Jr.
                                          -------------------------------
                                           John Ellison, Jr.
                                           President





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  CinemaStar Luxury Theaters Announces Extension of Warrant Reduction Offer


SAN DIEGO, November 8, 1996 -- CinemaStar Luxury Theaters, Inc. (NASDAQ - LUXY) today announced that it has extended its Offer to its Redeemable Warrant Holders so that such Offer will expire at 5:00 p.m. Eastern Standard Time on November 15, 1996. Pursuant to the Offer, each holder of Redeemable Warrants is being offered, through a Prospectus dated September 24, 1996, the right to acquire for $3.50 per Redeemable Warrant, one share of Common Stock and one Class B Warrant. The Offer is being made only through such Prospectus as it may be amended from time to time. As of November 8, 1996, 85,785 Redeemable Warrants had been tendered for exercise pursuant to the Offer.


CinemaStar Luxury Theaters operates six first-run movie theaters, with a total of 54 screens, in Southern California. The Company has announced plans to open another 10-plex adjacent to the campus of the University of California, Riverside in mid-November. In addition, the Company's international subsidiary, CinemaStar Luxury Theaters, S.A. de C.V. has signed agreements to co-develop two theaters in Mexico -- a 12-plex in Guadalajara, and a 10-plex in Tijuana -- with leading business groups in that country. Both of these theaters are scheduled to open in early 1997.

All of CinemaStar's theaters feature high-quality projection and audio systems, including LucasFilm's THX SOUND system in many auditoriums, along with luxurious amenities such as high-back reclining seats and extra wide aisles between seat rows. Additional information about the company can be found on the World Wide Web at www.Cinemastar.com.

CinemaStar Luxury Theater's common stock and warrants trade on the NASDAQ Small-Cap market under the symbols LUXY and LUXYW, respectively.

For further information, contact Jon Meloan at 619-630-2011.

                        CINEMASTAR LUXURY THEATERS, INC.


PROSPECTUS SUPPLEMENT DATED NOVEMBER 8, 1996 TO PROSPECTUS DATED
SEPTEMBER 24, 1996


CinemaStar Luxury Theaters, Inc. has again extended the expiration date of the warrant reduction offer (the "Offer") described in its Prospectus dated September 24, 1996, from 5:00 P.M. Eastern Standard Time on November 8, 1996, to 5:00 P.M. Eastern Standard Time on November 15, 1996. Except for the extension of the expiration date of the Offer, all other terms and conditions of the Offer remain the same. As of November 8, 1996, 85,785 Redeemable Warrants have been tendered for exercise pursuant to the Offer.